UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement: Close period share repurchase programme and purchase of own shares.

EXHIBITS

Exhibit No.	Description

1.1	Regulatory announcement dated April 4, 2011 in relation to the registrant’s commencement of a close period share repurchase programme.

1.2	Regulatory announcement dated April 4, 2011 in relation to the registrant’s purchase of own shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2011	CSR plc (Registrant) By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Close Period share repurchase programme

RNS Number : 1853E
CSR plc
04 April 2011

London, 4 April 2011

CSR plc ("CSR" or "the Company")
Close Period share repurchase programme

CSR plc ("CSR") announces that it has commenced an irrevocable, non-discretionary programme to purchase shares on its own behalf during its quarter end close period. Any repurchased shares will be held in treasury. The programme commences on 4 April 2011 and runs up to and including 9 May 2011.

Any acquisitions will be effected by an independent third party within certain pre-set parameters, and in accordance with both CSR's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid to be limited to no more than (i) 105 per cent of the average middle market closing price of the company's shares for the 5 dealing days preceding the date of purchase and (ii) the higher of the price of the last independent trade and highest current independent bid on the LSE Daily Official List at the time of the relevant purchase. CSR confirms that it currently has no unpublished price sensitive information.

Further enquiries:

CSR plc
Will Gardiner, Chief Financial Officer
Cynthia Alers, Investor Relations Director	Tel: +44 (0) 1223 692 000

FD
James Melville-Ross
Haya Herbert-Burns	Tel: +44 (0) 20 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

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Exhibit 1.2

Purchase of own shares
RNS Number : 2827E
CSR plc
04 April 2011

4 April 2011
CSR plc (“CSR”)

Purchase of own shares

On Monday 4 April 2011, CSR purchased 150,000 ordinary shares of 0.1p each at prices between 364.95p and 370.00p per share of which 150,000 ordinary shares are being held in treasury.  This represents approximately 0.1 per cent. of CSR's current issued ordinary share capital. Such purchase was effected pursuant to the irrevocable instruction announced by CSR on 4 April 2011.

Following the repurchase, 12,391,000 ordinary shares of 0.1p each are currently held by CSR in treasury and 172,869,190 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries:

CSR plc
Will Gardiner, Chief Financial Officer
Cynthia Alers, IR Director	Tel: +44 (0) 1223 692 000

FD
James Melville-Ross
Haya Herbert-Burns	Tel: +44 (0) 20 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange
END
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